American Physicians Service Group, Inc.

December 29, 2008

Via Edgar

Mr. Jim Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE, Mail Stop 6010

Washington, DC  20549

Re:

American Physicians Service Group, Inc.

Form 10-K for the Year Ended December 31, 2007

Filed March 13, 2008

Form 10-Q for the Quarterly Period Ended September 30, 2008

Filed November 3, 2008

File No. 001-31434

Dear Mr. Rosenberg:

We are in receipt of your faxed letter dated December 22, 2008.  We kindly request an extension to Tuesday, January 20, 2009, for our reply to your letter to ensure a complete and accurate response.

If you should have any questions or comments, please do not hesitate to contact me directly at (512) 314-4497 or mzimmermann@amph.com.  Thank you.

Sincerely,

/s/ Marc J. Zimmermann

Marc J. Zimmermann

Chief Financial Officer

1301 SOUTH CAPITAL OF TEXAS HIGHWAY SUITE C-300, AUSTIN, TEXAS 78746

Phone (800) 252-3628    fax (512) 314-4398   web www.amph.com